UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Front Yard Residential Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35904G107
(CUSIP Number)

Gregory J. Ritts, Chief Legal and Compliance Officer, Altisource Portfolio Solutions S.A., 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg +352-2469-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2020
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Altisource Portfolio Solutions S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,453,657
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,453,657
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,453,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%(1)
14.	TYPE OF REPORTING PERSON
CO
(1) Based upon (i) the 54,112,374 shares outstanding as of May 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed on May 11, 2020, plus (ii) the 4,400,000 to be issued to Amherst Residential Fund VI pursuant to the Investment Agreement (as defined in the Issuer’s Current Report on Form 8-K filed on May 11, 2020).

Explanatory Note
This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission (“SEC”) on April 11, 2016 by Altisource Portfolio Solutions S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (which includes its relevant subsidiaries for purposes hereof) (“ASPS” or the “Reporting Person”), as subsequently amended by Amendment No. 1 filed on May 11, 2016, Amendment No. 2 filed on August 24, 2018, Amendment No. 3 filed on June 20, 2019, Amendment No. 4 filed on February 19, 2020, Amendment No. 5 filed on May 21, 2020 and Amendment No. 6 filed on June 2, 2020 (as amended, the “Schedule 13D”). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Shares”), of Front Yard Residential Corporation, a Maryland corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Each capitalized term used herein but not defined in this Amendment No. 7 shall have the meaning ascribed to such term in the Schedule 13D.
ITEM 4.     Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
On June 4, 2020, William B. Shepro, chief executive officer of ASPS, had a telephone conference with the chair of the Issuer’s board of directors, Rochelle R. Dobbs, and independent director, Lazar Nikolic, during which he discussed and expanded upon certain of the questions and concerns addressed in ASPS’s letter, dated June 1, 2020, sent to Ms. Dobbs and the Issuer’s secretary (filed as Exhibit 1 to Amendment No. 6 to the Schedule 13D) and in the open letter to the Issuer’s shareholders, dated on June 8, 2020 and issued by press release on such date, which is attached hereto as Exhibit 1 and is incorporated herein by reference (the “Open Letter”).
During the conference call, Mr. Shepro discussed with the Issuer’s directors the composition of the Issuer’s board of directors, and suggested that in an effort to improve corporate governance, the composition of the board should change. Mr. Shepro suggested that the Issuer agree to provide ASPS the right to designate for election or appointment to the Issuer’s board replacement members depending on the number of incumbent directors who resign in connection with the suggested change in composition of the Issuer’s board. Mr. Shepro also suggested to the Issuer’s directors that the Issuer undertake a further strategic review to pursue a strategy of liquidation of the Issuer’s assets to maximize shareholder value, as well as to improve efficiency and reduce costs. Mr. Shepro did not reach any agreement or receive any commitment from the Issuer’s directors with respect to the foregoing.
The Open Letter to Shareholders advises the Issuer’s shareholders of ASPS’s intention to vote “Withhold” against Ms. Dobbs and director George W. McDowell and to vote “Against” the advisory proposal to approve the compensation of Issuer’s named executive officers at the Issuer’s upcoming annual meeting scheduled to be held on June 22, 2020. The Open Letter also provides additional information concerning ASPS’s concerns with respect to the failure of the Issuer’s corporate governance and the Issuer’s poor performance and the need for a change in strategy.
ASPS does not intend to, nor does it reserve the right to, engage in a control transaction, or any contested solicitation for the election of directors, with respect to the Issuer.
Except as set forth in the Schedule 13D or such as would occur upon completion of any of the actions discussed above, ASPS does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 7.    Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Open Letter to the Shareholders of Front Yard Residential Corporation, dated June 8, 2020, Issued by Press Release

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: June 8, 2020	ALTISOURCE PORTFOLIO SOLUTIONS S.A.

	By:	/s/ Gregory J. Ritts
	Name:	Gregory J. Ritts
	Title:	Chief Legal and Compliance Officer

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